UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	FS Investment Corporation III
Address of Principal Business Office:	201 Rouse Boulevard
Philadelphia, PA 19112
Telephone Number (including area code):	(215) 495-1150
File Number under the Securities Exchange Act of 1934:	814-01047

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On December 18, 2019, pursuant to the Agreement and Plan of Merger, dated as of May 31, 2019, by and among FS KKR Capital Corp. II (“FSK II”), FS Investment Corporation III (the “Company”), Corporate Capital Trust II, FS Investment Corporation IV, NT Acquisition 1, Inc., NT Acquisition 2, Inc., NT Acquisition 3, Inc. and FS/KKR Advisor, LLC, the Company merged with and into FSK II, with FSK II as the surviving corporation, at which time the separate corporate existence of the Company ended. FSK II is incorporated in Maryland and has elected to be regulated as a business development company under section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, FSK II, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Philadelphia and State of Pennsylvania on the 18th day of December, 2019.

FS KKR Capital Corp. II, as successor by merger to FS Investment Corporation III

By:	/s/ Stephen S. Sypherd

Name:	Stephen S. Sypherd
Title:	General Counsel

Attest: /s/ Lee Barnard
Name: Lee Barnard
Title: Authorized Signatory